UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Platform Specialty Products Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-36272	37-1744899
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1450 Centrepark Boulevard, Suite 210
West Palm Beach, Florida 33401
(Address of principal executive offices)(Zip Code)

Frank J. Monteiro Chief Financial Officer (561) 207-9600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

This Form SD is filed by Platform Specialty Products Corporation (including its consolidated subsidiaries, “Platform”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period of January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the Rule, Platform conducted in good faith a reasonable country of origin inquiry as required by Item 1.01(a) of Form SD (the “RCOI”) to assess whether conflict minerals necessary to the functionality or production of products Platform manufactured or contracted to manufacture during the Reporting Period originated in the Democratic Republic of the Congo or any of its adjoining countries (as defined in paragraph (d)(1) of Item 1.01 of Form SD) (collectively, the “Covered Countries”), or were from recycled or scrap sources. The Rule defines conflict minerals as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives (limited to tin, tantalum and tungsten) (collectively, the “Conflict Minerals”).

Following such RCOI, Platform has no reason to believe that any Conflict Minerals used in products it manufactured or contracted to manufacture during the Reporting Period may have originated in any Covered Country. As required by Form SD, Platform has indicated below such determination and described the related steps undertaken in connection with its RCOI.

Conflict Minerals Disclosure

Determination

Following a good faith RCOI regarding any Conflict Minerals used in products that Platform manufactured or contracted to manufacture during the Reporting Period, Platform has determined that it has no reason to believe that such Conflict Minerals may have originated in any Covered Country.

Description and results of the RCOI

Platform engages in on-going rigorous due diligence efforts designed to verify, whenever possible, the source of Conflict Minerals used in Platform’s supply chain, so that these Conflict Minerals can be procured in a way that contributes to economic growth and development, rather than to conflict. To that effect, Platform established a governance program in relation to Conflict Minerals, which consist of (i) working with its supply chain partners to trace the sources of Conflict Minerals in Platform’s products and eliminate materials that originate in any Covered Country; (ii) supporting industry trade groups, suppliers and customers in establishing a verifiable supply chain that draws Conflict Minerals from conflict-free mines; and (iii) complying with applicable laws and regulations regarding the use of Conflict Minerals in its products. In line with this governance program, Platform’s RCOI and due diligence process were conducted in two phases as described below.

Phase One: Platform requested that all purchasing managers coordinate with their respective suppliers to complete, sign and return a Conflict Minerals Certification and Agreement (the “Certification”). In such Certification, each supplier was required to certify that no Conflict Minerals sold to Platform since January 1, 2014, and throughout the duration of their business relationship with Platform, originated from any Covered Country, or otherwise certify in writing the contents and provenance of any Conflict Minerals used. Any supplier was also required to agree not to sell to Platform any Conflict Minerals that originate from any Covered Country throughout the duration of its relationship with Platform. In addition, the Certification requested the supplier to advise as to whether it would supply any Conflict Minerals to Platform from recycled or scrap sources. For each Conflict Mineral to be supplied from recycled or scrap sources, the supplier was requested to certify and undertake that such sources will originate from reclaimed end-user or post-consumer products or scrap created during product manufacturing. To the extent a supplier purchases Conflict Minerals supplied to Platform from recycled or scrap sources, such supplier was asked to confirm that it has received documentation from such sources to support the certification and undertaking included in its Certification, which documentation is available to Platform upon request. Platform received a 100% response rate in relation to this inquiry. This phase enabled Platform to obtain reasonably reliable representations in relation to past and future use of Conflict Materials in Platform’s products. These representations indicated that none of the Conflict Minerals supplied to Platform originated in any Covered Country and, in the process of obtaining such representations, Platform encountered no warning signs or circumstances suggesting otherwise.

Phase Two: In addition to the Certification mentioned in phase one, Platform requested that each supplier conduct a reasonable inquiry to identify all the smelters in Platform’s supply chain that supply any Conflict Minerals used in Platform’s products. If such supplier didn’t source directly from smelters, the supplier was requested to identify all suppliers of such Conflict Minerals and pass on this request down its supply chain in order to identify the smelters in such supplier’s supply chain. Following such inquiry, the supplier was requested to complete, sign and return a questionnaire (the “Reporting Questionnaire”), which requested that the supplier provide information on (1) the Conflict Minerals contained in any products supplied by such supplier to Platform, and (2) the source of such Conflict Minerals, including the smelter name and location. The Reporting Questionnaire was prepared based on the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template. Platform received a 100% response rate in relation to these inquiries, and reliable evidence and representations were provided by suppliers with respect to the provenance of Conflict Minerals used in Platform’s products. Through this process, Platform determined that: (i) gold flakes were used for the manufacture of gold potassium cyanide and gold salts; (ii) tin was used in the manufacture of stannous chloride, anhydrous, stannous chloride dehydrate, stannous methane sulfonate, stannous oxide, stannous sulfate, potassium stannate, sodium stannate, stantek tin slurry, tin fluoborate and tin methane sulfonate; and (iii) tungsten was used for the manufacture of ammonium metatungstate. This phase enabled Platform to obtain reasonably reliable evidence and documentation relating to the source of the Conflict Minerals identified above and to reasonably confirm that that no such Conflict Materials originate in any Covered Country. As in phase one, in the process of obtaining such evidence and documentation, and in its due diligence process more generally, Platform encountered no warning signs or circumstances suggesting otherwise.

Based on the good faith RCOI described above, Platform has concluded that it has no reason to believe that the Conflict Minerals used in certain products manufactured or contracted to be manufactured by Platform during the Reporting Period and necessary to their functionality or production may have originated in any Covered Country.

A copy of Platform’s Conflict Minerals Disclosure is publicly available on its website at www.platformspecialtyproducts.com under “Investor Relations - Corporate Governance.” Platform’s Conflict Minerals Policy is also available at www.platformspecialtyproducts.com under Investor Relations - Corporate Governance. The content of Platform’s website indicated in this Form SD is for general information only and is not incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION (Registrant)

Date: May 4, 2015	By:	/s/ Frank J. Monteiro
Name: Frank J. Monteiro
Title: Senior Vice President and Chief Financial Officer